PROSPECTUS SUPPLEMENT (to Prospectus dated July 28, 2010)	Filed pursuant to Rule 424(b)(5) under the Securities Act of 1933 Registration No. 333-168232

2,325,000 Shares

Common Stock

We are offering 2,325,000 shares of our common stock, no par value per share, pursuant to this prospectus supplement and the accompanying prospectus.

Our common stock is listed on the NASDAQ Global Select Market and trades under the Symbol “BSRR.” On October 12, 2010, the last reported sale price of our common stock on the NASDAQ Global Select Market was $ 12.62 per share.

We are offering these shares of common stock on a reasonable efforts basis primarily to institutional investors. We have retained Keefe, Bruyette & Woods, Inc. as exclusive placement agent in connection with this offering.

Investing in our securities involves risks. You should carefully consider the risks described in the caption “ Risk Factors” beginning on page S-10 of this prospectus supplement and page 3 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) or any state securities commission or any other federal or state bank regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These shares of common stock will not be savings accounts, deposits or other obligations of any bank and will not be insured or guaranteed by the FDIC, the Bank Insurance Fund or any other government agency.

	Per Share	Total
Public offering price of shares	$10.00	$23,250,000
Placement agent fees	$ 0.45	$ 1,046,250
Proceeds, before expenses, to Sierra Bancorp	$ 9.55	$22,203,750

We estimate the total expenses of this offering, excluding the placement agent’s fees, will be approximately $200,000. The placement agent is not purchasing or selling any of our shares being offered pursuant to this prospectus supplement or the accompanying prospectus.

Some or all of the proceeds received as payment for the shares sold in this offering may be wired to an escrow account and held until we and the placement agent notify the escrow agent that the offering has closed, and indicate the date on which the shares are to be delivered to purchasers and the proceeds are to be delivered to us.

We expect that delivery of the shares being offered pursuant to this prospectus supplement will be made to purchasers on or about October 19, 2010.

Placement Agent

Keefe, Bruyette & Woods, Inc.

The date of this prospectus supplement is October 13, 2010.

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In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the placement agent have authorized anyone to provide you with different information. If anyone provides you with different or additional information, you should not rely on it.

We are offering to sell and seeking offers to buy the common stock only in places where sales are permitted.

You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus or in any free writing prospectus that we may provide you is accurate as of any date other than its respective date. Our business, financial condition, results of operation and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about us and the common stock offered hereby. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the description of this offering in the prospectus supplement differs from the description in the accompanying prospectus or any document incorporated by reference filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement.

Unless the context requires otherwise, in this prospectus supplement and the accompanying base prospectus, we use the terms “we,” “us,” “our,” and the “Company” to refer to Sierra Bancorp and its consolidated subsidiary. Our common stock is traded on the NASDAQ Global Select Market under the symbol “BSRR.” When we refer to the “Bank,” we mean our subsidiary, Bank of the Sierra.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. Neither we nor the placement agent have authorized anyone to provide you with information different from that contained in this prospectus. This prospectus may only be used where it is legal to sell our common stock. You should not assume that the information that appears in this prospectus supplement, the accompanying prospectus and any document incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

WHERE YOU CAN FIND MORE INFORMATION

AND INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement much of the information that we file with the SEC. This means that we can disclose important information to you by referring you to another document without restating the information in this document. The information incorporated by reference is an important part of this prospectus supplement and the accompanying base prospectus. Information contained in this prospectus supplement and the accompanying prospectus, and information that we file with the SEC in the future and incorporate by reference in this prospectus, will automatically update and supersede this information. In the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the termination of the offering of the securities covered by this prospectus supplement (excluding any portions of any such documents that are “furnished” but not “filed” for purposes of the Exchange Act):

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 12, 2010 (including those portions of our definitive proxy statement on Schedule 14A relating to our 2010 Annual Meeting of Shareholders, filed on April 28, 2010, incorporated by reference therein).

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, filed on May 6, 2010.

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, filed on August 9, 2010.

•	Our Current Reports on Form 8-K, filed June 2 and June 16, 2010.

•	The description of our common stock contained in our Registration Statement on Form 8-A filed August 9, 2001, including any amendment or report filed for the purpose of updating such description.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document, by requesting them from us in writing or by telephone at the following address:

Kenneth R. Taylor

Chief Financial Officer

Sierra Bancorp

86 North Main Street

Porterville, California 93257

(559) 782-4900

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov and our website: www.sierrabancorp.com (the other information contained in, or that can be accessed through, our website is not a part of this prospectus supplement or the accompanying base prospectus).

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

Certain of the statements contained in this prospectus supplement and the accompanying prospectus, together with all documents incorporated by reference, may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “would,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” or the negative of such terms and other similar words and expressions of future intent. These forward-looking statements are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Such risks and uncertainties and other factors include, but are not limited to adverse developments or conditions related to or arising from:

•	significant volatility and deterioration in the credit and financial markets; and adverse changes in general economic conditions;

•

the potential for formal regulatory action against us or the Bank, which could require us to increase our reserve for loan losses, write down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•	the potential impact on our net interest margin and funding sources from fluctuations in interest rates;

•

deterioration in our asset or credit quality, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets;

•	fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas;

•	secondary market conditions for loans and our ability to sell loans in the secondary market;

•	the availability of capital;

•	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	our ability to attract and retain deposits;

•	further increases in premiums for deposit insurance;

•	our ability to control general operating costs and expenses;

•	changes in governmental monetary and fiscal policies;

•	the impact of any goodwill impairment that may be determined;

•	acquisitions of other financial institutions, if any;

•	the soundness of other financial institutions;

•	expansion into new market areas;

•	environmental conditions, including natural disasters, or the impacts of war or terrorist attacks, any of which may disrupt our business, our operations or our borrowers;

•	increased competitive pressures;

•	the failure or security breach of computer systems on which we depend;

•

the effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act or other changes in laws, regulations, and accounting rules, or their interpretations; any legislative or judicial actions and developments against us;

•

general economic or business conditions in California and other regions where the Bank has operations, including, but not limited to, adverse changes in economic conditions resulting from a prolonged economic downturn;

•	other risks that are described in this prospectus supplement and our other public filings with the SEC including the documents incorporated by reference herein; and

•	our ability to manage the risks involved in the foregoing.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results contemplated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. Please take into account that forward-looking statements speak only as of the date of, and are based on our beliefs and assumptions as of the date of this prospectus supplement or, in the case of the accompanying prospectus or documents incorporated by reference in this prospectus supplement or the prospectus, the date of such document. We do not undertake any obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or otherwise. We qualify all of our forward-looking statements by these cautionary statements.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all of the information that is important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein, including our financial statements and the notes to those financial statements contained in such documents, before making an investment decision.

Our Company

Sierra Bancorp, headquartered in Porterville, California, is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was incorporated in November 2000 and acquired all of the outstanding shares of Bank of the Sierra (the “Bank”) in August 2001.

Our principal executive offices are located at 86 North Main Street, Porterville, California 93257 and our telephone number is (559) 782-4900. Our internet website address is www.sierrabancorp.com. Except for documents specifically incorporated by reference into this prospectus supplement and the accompanying prospectus, the information contained in, or that can be accessed through, our website is not a part of this prospectus supplement or the accompanying prospectus.

At September 30, 2010, the Company had consolidated assets of $1.3 billion, deposits of $1.1 billion and shareholders’ equity of $138.5 million. The Company’s liabilities include $31 million in debt obligations due to Sierra Statutory Trust II and Sierra Capital Trust III, related to trust preferred securities issued by those entities. References herein to the “Company” include Sierra Bancorp and its consolidated subsidiary, unless the context indicates otherwise.

Bank of the Sierra

Bank of the Sierra is a California state-chartered bank with deposits insured by the Federal Deposit Insurance Corporation (“FDIC”). The Bank is subject to examination and regulation by the California Department of Financial Institutions (“DFI”) and the FDIC. In addition, while the Bank is not a member of the Federal Reserve System, it is subject to certain regulations of the Federal Reserve Board. The Bank was incorporated in September 1977 and opened for business in January 1978, and has grown to be the largest independent bank headquartered in the South San Joaquin Valley.

Our growth has primarily been organic, but includes the acquisition of Sierra National Bank in 2000. The Bank is a multi-community financial institution that offers a full range of retail and commercial banking services, primarily in the central and southern sections of the San Joaquin Valley. On the southern end, our footprint extends east through the Tehachapi plateau and into the northwestern tip of the Mojave Desert. We currently operate 25 full service branch offices throughout this geographic footprint, as well as an internet branch which provides the ability to open deposit accounts online at the Bank’s website, www.bankofthesierra.com.

Recent Developments

Results for the three and nine months ended September 30, 2010

The following presents an overview of our financial results for the three and nine months ended September 30, 2010. These items are subject to the risks and uncertainties relating to our business described under “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference herein.

Results of Operations - Third Quarter 2010 compared to Third Quarter 2009. Net income for the quarter ended September 30, 2010 was $887,000 as compared to net income of $106,000 for the quarter ended September 30, 2009. With pretax income of only $100,000, however, the third quarter of 2010 was essentially a break-even quarter, and we had a pretax loss of $1.3 million in the third quarter of 2009. Net income for the third quarter of 2010 was favorably impacted by a gain on investments of $2.6 million, an increase of $1.6 million compared to the third quarter of 2009 and negatively impacted by OREO write-downs of $3.9 million, an increase of $3.0 million from the third quarter of 2009. We had an income tax accrual reversal in both quarters, precipitated by the impact of tax credits on a low level of taxable income or loss. Basic and diluted earnings per share for the third quarter of 2010 were $0.08, compared to $0.01 basic and diluted earnings per share for the third quarter of 2009. The Company’s annualized return on average equity was 2.49% and annualized return on average assets was 0.27% for the quarter ended September 30, 2010, compared to a return on equity of 0.35% and return on assets of 0.03% for the quarter ended September 30, 2009. The primary drivers behind the variance in net income are as follows:

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Net interest income was down $299,000, or 2%, due to a 10 basis point decline in our net interest margin. Negative factors impacting our net interest margin for the quarter include a shift from average loan balances into lower-yielding investment balances, an increase in the average OREO balance, and a higher average balance of other non-earning assets (primarily due to increases in our prepaid FDIC assessment and net deferred tax asset). Having a positive impact for the quarterly comparison were increases in average non-interest bearing demand deposit balances and average equity (due in large part to our private placement in August 2009), which reduced our reliance on interest-bearing liabilities.

•

We recorded a provision for loan losses of $6.4 million in the third quarter of 2010 relative to $10.5 million in the third quarter of 2009, a reduction of $4.1 million, or 39%. Net charge-offs totaled $11.4 million in the third quarter of 2010, relative to $3.5 million in the third quarter of 2009. The loan loss provision declined despite an increase in net loan charge-offs for the comparative periods, because most of the charge-offs in the third quarter of 2010 consisted of previously-established specific reserves for certain impaired loans that were determined during the quarter to be uncollectible. The provision for both quarters represents the amount necessary to replenish reserves, and to enhance specific reserves on newly-impaired loans and certain other impaired loans that were not written down to their fair values.

•	Total non-interest revenue increased by $1.5 million, or 27%, primarily due to $2.6 million in gains on securities in the third quarter of 2010 relative to $1.0 million in the third quarter of 2009.

•

Total other operating expense increased by $3.9 million, or 36%. This increase was driven by a $3.0 million increase in OREO write-downs, almost entirely related to our single largest OREO property, which was re-appraised at a lower value during the quarter, and an increase of $1.0 million, or 29%, in salaries and benefits, which were up mainly because of a decline in the reversal of incentive compensation accruals. In the third quarter of 2009 the Company reversed approximately $1.6 million that had been accrued for incentive compensation payments compared to $700,000 that was reversed out of accrued salaries and benefits in the third quarter of 2010. Both reversals were due to the drop in net income relative to internal targets.

•

As noted above, the Company experienced income tax accrual reversals of $787,000 in the third quarter of 2010 and $1.4 million in the third quarter of 2009, due to a high level of tax credits available relative to the taxable income or loss for those quarters. The tax credits have a greater impact than might otherwise be expected due to the favorable effect of tax-exempt interest income and BOLI income when determining taxable income.

Results of Operations - First Nine Months of 2010 Compared to First Nine Months of 2009. Net income for the first nine months of 2010 was $5.8 million, an increase of $376,000, or 7%, relative to net income for the first nine months of 2009. Basic and diluted earnings per share were $0.50 and $0.49, respectively, for the first nine months of 2010, compared to $0.54 basic and diluted earnings per share for the first nine months of 2009. The Company realized an annualized return on average equity of 5.56% for the first nine months of 2010 and 6.39% for the first nine months of 2009, and a return on assets for the same periods of 0.58% and 0.55%, respectively. The principal reasons for the net income variance for the comparative nine-month periods include the following:

•

Net interest income declined $231,000, or about one-half of one percent, due mainly to a $7 million decline in average interest-earning assets, although that was offset in small part by a 1 basis point improvement in our net interest margin.

•

The Company’s provision for loan losses was $13.3 million in the first nine months of 2010, which represents a decrease of $4.7 million, or 26%, relative to the first nine months of 2009. Net charge-offs were $7.5 million higher, but, as with the quarterly comparison, most of the increase represents the charge-off of certain impaired loans against specific reserves.

•

Total non-interest income increased by $1.7 million, or 13%. Similar to the quarterly comparison, the largest impact came from a $1.5 million increase in gains taken on the sale of investment securities.

•

Total non-interest expense reflects an increase of $5.4 million, or 16%, for the first nine months of 2010. The largest increase within this category came from a $3.3 million increase in OREO write-downs, although we also experienced increases of $1.5 million in personnel costs, $555,000 in foreclosed asset expenses, $486,000 in deposit-related costs, and $285,000 in data processing costs. Those increases were partially offset by a $745,000 drop in FDIC costs, due to in large part to the $595,000 special assessment in the second quarter of 2009.

•

Our tax accrual rate was only one-half of one percent for the first nine months of 2010, as the result of the impact of tax credits on a relatively low level of taxable income. We had an income tax accrual reversal for the first nine months of 2009, due to the fact that tax credits exceeded our tax liability. Our tax accrual rate is very sensitive to changes in pretax income, because of our current level of tax-exempt interest income, BOLI income, and tax credits relative to pretax income.

Financial Condition at September 30, 2010 relative to December 31, 2009. The Company’s assets totaled $1.300 billion at September 30, 2010, a decrease of 3% relative to total assets of $1.336 billion at December 31, 2009. The most significant characteristics of, and changes in, the Company’s balance sheet during the first nine months of 2010 are outlined below:

•

Total assets dropped by $35 million, or 3%, despite an increase of $40 million, or 15%, in investment securities, due to a reduction in interest-bearing deposits in banks (primarily the Federal Reserve Bank) and lower loan and lease balances. Gross loan and lease balances were down by $57 million, or 6%, due to runoff in the normal course of business, charge-offs, transfers to OREO, and relatively weak loan demand, as well as loan payoffs and sales.

•

Total nonperforming assets increased by $5 million, or 7%, to $77 million at September 30, 2010 from $73 million at December 31, 2009. Since the ending balance was virtually unchanged relative to the end of the first and second quarters, all of the net increase came during the first three months of the year. Nonperforming assets were 9.07% of total loans plus foreclosed assets at September 30, 2010, and 7.98% at December 31, 2009. Performing restructured troubled debt balances declined by $15.3 million, or 54%, during the first nine months of 2010. The decline in performing troubled debt balances is due to loan balances that were upgraded because they are well-seasoned and paying interest at market rates, as well as the placement on non-accrual status of a loan that is still paying interest as agreed but for which the collection of a portion of outstanding principal is in doubt.

•

As of September 30, 2010, our allowance for loan and lease losses was 2.40% of total loans, relative to 2.68% at December 31, 2009. The allowance also declined to 39% of nonperforming loans at September 30, 2010, from 50% at December 31, 2009. As noted above, the decline in our loan loss allowance is the result of charging off certain impaired collateral-dependent loans that were determined to be uncollectible against specific reserves.

•

Total deposits declined by $36 million, or 3%, although core non-maturity deposits were up by $39 million, or 6%. Customer-sourced time deposits declined by a total of $47 million, or 10%, due primarily to the fact that we have managed down balances from larger depositors to reduce our exposure to potential single-customer withdrawals. We were also able to let $28 million in wholesale-sourced brokered deposits roll off. FHLB borrowings were down by $3 million.

•	Due to an increase in capital and reduction in assets, our capital ratios continued to strengthen in the first nine months of 2010.

The Offering

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of the accompanying prospectus titled “Description of Common Stock.”

Common Stock Offered	2,325,000 shares of common stock, no par value

Common Stock Outstanding After this Offering	13,975,741 shares[1],[2]

Nasdaq Global Select Market Symbol	BSRR

Use of Proceeds	We intend to use the net proceeds of this offering for those purposes identified in the “Use Of Proceeds” section in this prospectus supplement.

Dividends

During the first six months of 2010 the Company paid cash dividends totaling $1.4 million, or $0.12 per share, representing 29% of net earnings during the same period. We intend to continue paying dividends, but we cannot assure you that cash dividends will continue to be paid in the future or at the same level. See “Dividend Policy” in this prospectus supplement.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-10 of this prospectus supplement and in Item 1A “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2009, and Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as well as other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our financial statements and notes thereto, before making an investment decision.

1 The number of shares of common stock to be outstanding after the offering is based on 11,650,741 shares of common stock outstanding as of September 30, 2010 and 2,325,000 shares offered in this offering.

2 Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes 658,708 shares of common stock issuable upon exercise of outstanding stock options as of September 30, 2010, with a weighted average exercise price of $15.20 per share.

Summary Consolidated Financial Data

The selected unaudited consolidated historical financial data for Sierra Bancorp as of and for the six months ended June 30, 2010 and 2009 is derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010. Our results of operations for the six months ended June 30, 2010 may not be indicative of results that may be expected for the full fiscal year or any other interim period. The selected consolidated historical financial data for each of the last five fiscal years is derived from our audited consolidated financial statements included in our Annual Reports on Form 10-K for each year. The summary below should be read in conjunction with our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, and the related notes thereto, and our audited consolidated financial statements, and the related notes thereto, and the other detailed information included in our historical Annual Reports on Form 10-K.

	As of and for the Six Months ended June 30,		As of and for the Years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)
INCOME STATEMENT SUMMARY:
Interest income	$32,563	$35,570	$70,146	$77,938	$87,816	$81,004	$64,135
Interest expense	4,094	7,169	12,177	21,329	31,435	25,131	13,332
Net interest income before provision for loan losses	28,469	28,401	57,969	56,609	56,381	55,873	50,803
Provision for loan losses	6,900	7,503	21,574	19,456	3,252	3,851	3,150
Non-interest income	7,850	7,678	17,279	15,987	14,635	10,986	9,258
Non-interest expense	23,721	22,200	44,138	35,859	35,981	33,841	32,634
Income before provision for income taxes	5,698	6,376	9,536	17,281	31,783	29,167	24,277
Provision for income taxes	814	1,087	608	3,868	10,761	9,977	8,083
Net income	4,884	5,289	8,928	13,413	21,022	19,190	16,194

BALANCE SHEET SUMMARY:
Total loans, net	$841,516	$918,472	$859,875	$929,629	$909,312	$872,811	$729,780
Allowance for loan losses	24,874	16,358	23,715	15,094	12,276	11,579	9,330
Intangible assets (goodwill)	5,544	5,544	5,544	5,544	5,544	5,544	5,544
Securities available for sale	306,890	236,385	278,168	243,413	184,917	190,272	193,676
Cash and due from banks	47,819	37,160	66,234	46,010	44,022	52,675	50,147
Federal funds sold	256	–	–	5,500	–	6,340	–
Other foreclosed assets	25,957	10,907	25,654	7,127	556	–	533
Premises and equipment, net	19,941	19,097	20,069	19,280	18,255	17,978	18,055
Total interest-earning assets	1,174,171	1,177,261	1,194,700	1,200,603	1,109,600	1,084,174	935,381
Total assets	1,328,306	1,295,816	1,335,549	1,326,292	1,233,735	1,215,074	1,052,686
Total interest-bearing liabilities	927,328	944,230	953,156	974,177	874,393	827,752	678,009
Total deposits	1,091,602	1,076,619	1,125,432	1,061,498	850,147	868,445	815,671
Total liabilities	1,188,555	1,185,418	1,201,069	1,219,492	1,134,271	1,124,703	973,923
Total shareholders’ equity	139,751	110,398	134,480	106,800	99,464	90,371	78,763

PER SHARE DATA:
Net income per basic share	$0.42	$0.55	$0.86	$1.40	$2.17	$1.96	$1.66
Net income per diluted share	0.42	0.54	0.86	1.37	2.09	1.87	1.56
Book value	12.00	11.41	11.57	11.04	10.39	9.27	8.10
Tangible book value	11.52	10.83	11.10	10.47	9.81	8.70	7.53
Cash dividends	0.12	0.20	0.40	0.68	0.62	0.54	0.45
Weighted average common shares outstanding:
Basic	11,638,638	9,677,408	10,343,502	9,607,184	9,700,048	9,766,729	9,763,896
Diluted	11,723,566	9,757,013	10,415,084	9,779,657	10,044,915	10,273,911	10,357,795

	As of and for the Six Months ended June 30,		As of and for the Years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)
KEY OPERATING RATIOS:[1]
Performance Ratios:
Return on average equity[2]	7.17%	9.70%	7.56%	12.86%	22.28%	22.75%	21.47%
Return on average assets[3]	0.74%	0.81%	0.68%	1.05%	1.74%	1.70%	1.59%
Net interest spread (tax equivalent)[4]	4.78%	4.61%	4.74%	4.52%	4.45%	4.77%	5.11%
Net interest margin (tax equivalent)	4.97%	4.90%	5.00%	4.98%	5.28%	5.60%	5.64%
Dividend payout ratio[5]	28.57%	36.36%	46.34%	48.73%	28.64%	27.53%	27.18%
Average equity to average assets ratio	10.38%	8.37%	9.03%	8.12%	7.79%	7.46%	7.40%
Tangible common equity to tangible assets[6]	10.15%	8.13%	9.69%	7.67%	7.65%	7.01%	6.99%
Efficiency ratio (tax equivalent)[7]	62.91%	59.93%	57.69%	48.73%	49.36%	49.63%	52.64%
Net loans to total deposits at period end	77.09%	85.31%	76.40%	87.58%	106.96%	100.50%	89.47%

Asset Quality Ratios:
Nonperforming loans to total loans	6.00%	5.01%	5.31%	3.15%	0.98%	0.08%	0.04%
Nonperforming assets total loans and other real estate owned	8.73%	6.11%	7.98%	3.88%	1.04%	0.08%	0.11%
Net charge-offs (recoveries) to average loans	0.66%	0.66%	1.40%	1.79%	0.28%	0.19%	0.38%
Allowance for loan losses to net loans at period end	2.96%	1.78%	2.76%	1.62%	1.35%	1.33%	1.28%
Allowance for loan losses to non-performing loans	47.83%	34.87%	50.49%	50.67%	135.62%	1680.55%	3019.42%
Regulatory Capital Ratios:[8]
Tier 1 capital to adjusted total assets	12.07%	10.15%	11.91%	9.92%	10.22%	9.92%	9.87%
Tier 1 capital to total risk-weighted assets	16.01%	12.73%	15.41%	12.34%	12.11%	11.77%	12.01%
Total capital to total risk-weighted assets	17.27%	13.98%	16.67%	13.59%	13.33%	12.98%	13.50%

1 Asset quality ratios are end of period ratios. Performance ratios are based on average daily balances during the periods indicated.

2 Net income divided by average shareholders’ equity.

3 Net income divided by average total assets.

4 Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

5 Dividends declared per share divided by net income per share.

6 Total shareholders’ equity, reduced by recorded goodwill and other intangible assets divided by total assets reduced by recorded goodwill and other intangible assets.

7 Represents total operating expense divided by the sum of fully tax-equivalent net interest and non-interest income, excluding the provision for loan losses, investment gains/losses, and other extraordinary gains/losses.

8 For definitions and further information relating to regulatory capital ratios and requirements, see “Regulation and Supervision – Capital Adequacy Requirements” in Item 1 of our Form 10-K Annual Report for the year ended December 31, 2009 which is incorporated herein by reference.

RISK FACTORS

An investment in our common stock involves certain risks. This prospectus supplement and the accompanying prospectus do not describe all of those risks. Before investing in any shares of our common stock, you should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the discussion under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, and in other reports filed by us with the SEC.

Risks Relating to our Bank and the Banking Business

Our business has been and may continue to be adversely affected by volatile conditions in the financial markets and deteriorating economic conditions generally. There has been significant disruption and volatility in the financial and capital markets since late 2007. The financial markets and the financial services industry in particular suffered unprecedented disruption, causing a number of institutions to fail or require government intervention to avoid failure. These conditions were largely the result of the erosion of the United States and international credit markets, including a significant and rapid deterioration in the mortgage lending and related real estate markets and valuation levels. Unemployment nationwide and in California has increased significantly through this economic downturn and is anticipated to remain elevated for an extended period. Continued declines in real estate values, high unemployment and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations.

As a result of these financial and economic crises, many lending institutions, including our company, have experienced significant declines in the performance of their loans, particularly construction, development and land loans, and unsecured commercial and consumer loans. Our total nonperforming assets increased to $77.4 million at September 30, 2010, from $72.6 million at December 31, 2009 and $37.0 million at December 31, 2008, representing 9.07%, 7.98% and 3.88% of total gross loans and other real estate owned at September 30, 2010, December 31, 2009 and December 31, 2008, respectively. Moreover, competition among depository institutions for quality loans has increased, limiting organic growth opportunities. In addition, the values of the real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Financial institution stock prices have been negatively affected, and the ability of banks and bank holding companies to raise capital or borrow in the debt markets at attractive prices has become more difficult compared to the period preceding the recent financial crisis.

In addition, continued negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increased delinquencies and default rates, which could further increase our charge-offs and provision for loan losses. A worsening of these conditions would likely exacerbate the already adverse impact on us and others in the financial services industry.

The California economy has been particularly hard hit, and the economic decline has been a major factor leading to the significant increase in the Company’s nonperforming assets and loan charge-offs. While unemployment levels have always been relatively high in the San Joaquin Valley and in Tulare County, which is our geographic center and the base of our agriculturally oriented communities, the unemployment rate reached 16.9% in July 2010, up from 15.1% in July 2009, and 10.4% in July 2008. The local unemployment rate remained well above the 12.3% aggregate unemployment rate for California as of July 2010. Overall, the general business environment and local market conditions have had an adverse effect on our business during the past year, and there can be no assurance that the environment will improve in the near term. Until conditions improve, it is expected that our business, financial condition and results of operations will be adversely affected.

The current challenges facing the agricultural industry could have an adverse effect on our customers and their ability to make payments to us. While the current high level of the Company’s nonperforming assets is comprised mainly of other real estate owned and loans secured by land, lots, and residential real estate, high levels of nonperforming assets historically have been the direct consequence of persistent difficulties facing the agricultural industry in our market areas. This is due to the fact that a sizable portion of our total loan portfolio consists of loans to borrowers either directly or indirectly involved in the agricultural industry. While a great number of our borrowers may not be individually involved in agriculture, many of the jobs in the San Joaquin Valley are ancillary to the regular production, processing, marketing and sales of agricultural commodities.

The entry of global suppliers into the market has, in the past, led to excess market supply of many agricultural products, and a drop in consumer demand is currently contributing to softness in the market. Because of increased supply from overseas competition, declining demand and other factors, low prices currently characterize the markets for many agricultural products. The ripple effect of lower commodity prices for milk, nuts, olives, grapes, oranges and tree fruit has a tendency to depress land prices, lower borrower income, and decrease collateral values. Weather patterns are also of critical importance to row crop, tree fruit, and orange production. A degenerative cycle of weather has the potential to adversely affect agricultural industries as well as consumer purchasing power, and could lead to further unemployment throughout the San Joaquin Valley. Another potential looming issue that could have a major impact on the agricultural industry involves water distribution rights. If the amount of water available to agriculture becomes increasingly scarce due to drought and/or diversion to other uses, farmers may not be able to continue to produce agricultural products at a reasonable profit, which has the potential to force many out of business. Such conditions have affected and may continue to adversely affect our borrowers and, by extension, our business, and if general agricultural conditions decline further our level of nonperforming assets could increase.

Concentrations of real estate loans could subject us to increased risks in the event of a prolonged real estate recession or natural disaster. Our loan portfolio is heavily concentrated in real estate loans, particularly commercial real estate. At June 30, 2010, close to 77% of our loan portfolio consisted of loans secured by real estate. Balances secured by commercial properties and construction and development loans represented 61% of all real estate loans, while loans secured by non construction residential properties accounted for 29%, and loans secured by farmland were 10% of real estate loans.

The Company’s $78.0 million balance of nonperforming assets at June 30, 2010 included $26.0 million in foreclosed assets, primarily other real estate owned (OREO) consisting of vacant land, lots, and residential properties. Nonperforming loans totaling $52.0 million comprised the remainder of the nonperforming assets, and $42.2 million of that balance was in nonperforming real estate loans. The largest block of nonperforming real estate loans was $18.6 million in construction and development loans, although nonperforming commercial real estate loans also totaled $16.9 million.

The Central Valley residential real estate market experienced significant deflation in property values during 2008 and the first half of 2009, and foreclosures have continued to occur at relatively high rates since the beginning of the recession. If residential real estate values slide further, and/or if this weakness further impacts commercial real estate values, the Company’s nonperforming assets could further increase from current levels. Such an increase could have a material adverse effect on our financial condition and results of operations by reducing our income, increasing our expenses, and leaving less cash available for lending and other activities. As noted above, the primary collateral for many of our loans consists of commercial real estate properties, and continued deterioration in the real estate market in the areas the Company serves would likely reduce the value of the collateral value for many of our loans and could negatively impact the repayment ability of many of our borrowers. It might also reduce further the amount of loans the Company makes to businesses in the construction and real estate industry, which could negatively impact our organic growth prospects. Similarly, the occurrence of a natural disaster like those California has experienced in the past, including earthquakes, brush fires, and flooding, could impair the value of the collateral we hold for real estate secured loans and negatively impact our results of operations.

In addition, banking regulators now give commercial real estate loans extremely close scrutiny, due to risks relating to the cyclical nature of the real estate market and related risks for lenders with high concentrations of such loans. The regulators have required banks with relatively high levels of CRE loans to implement enhanced underwriting standards, internal controls, risk management policies and portfolio stress testing, which has resulted in higher allowances for possible loan losses. Expectations for higher capital levels have also materialized. Any increase in our allowance for loan losses would adversely affect our net income, and any requirement that we maintain higher capital levels could adversely impact financial performance measures such as earnings per share.

Our concentration of commercial real estate, construction and land development and commercial, industrial loans expose us to increased lending risks. Commercial real estate, construction and land development and commercial and industrial loans, comprised approximately 59% of our total loan portfolio as of June 30, 2010, and expose the Company to a greater risk of loss than residential real estate and consumer loans, which comprised a smaller percentage of the total loan portfolio at June 30, 2010. Commercial real estate and land development loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential loans. Consequently, an adverse development with respect to one commercial loan or one credit relationship exposes us to a significantly greater risk of loss compared to an adverse development with respect to one residential mortgage loan.

Repayment of our commercial loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. At June 30, 2010, we had $109 million or 12.6% of total loans in commercial loans. Commercial lending involves risks that are different from those associated with residential and commercial real estate lending. Real estate lending is generally considered to be collateral based lending with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral being viewed as the primary source of repayment in the event of borrower default. Our commercial loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrower’s cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use, among other things. Accordingly, the repayment of commercial loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral provided by the borrower.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition. Our nonperforming assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect that our level of nonperforming loans will continue to impact our earnings, and could have a substantial adverse impact if conditions deteriorate further. We do not record interest income on non-accrual loans, thereby adversely affecting our level of interest income. Additionally, our non interest expense has increased due to the costs of reappraising adversely classified assets, legal and other costs associated with loan collections, operating costs related to foreclosed assets, and various other expenses that would not typically be incurred in a normal operating environment. Furthermore, when we receive collateral through foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral less estimated selling costs, which may result in a loss. An increase in the level of nonperforming assets also increases our risk profile and may impact the capital levels our regulators believe is appropriate in light of such risks. We utilize various techniques such as loan sales, workouts and restructurings to manage our problem assets. Decreases in the value of these problem assets, the underlying collateral, or in the borrowers’ performance or financial condition, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires a significant commitment of time from management and staff, which can be detrimental to performance of their other responsibilities. There can be no assurance that we will avoid further increases in nonperforming loans in the future.

We may experience loan and lease losses in excess of our allowance for loan and lease losses. We are careful in our loan underwriting process in order to limit the risk that borrowers might fail to repay; nevertheless, losses can and do occur. We maintain an allowance for estimated loan and lease losses in our accounting records, based on estimates of the following:

•	industry standards;

•	historical experience with our loans;

•	evaluation of economic conditions;

•	regular reviews of the quality mix and size of the overall loan portfolio;

•	a detailed cash flow analysis for nonperforming loans;

•	regular reviews of delinquencies; and

•	the quality of the collateral underlying our loans.

We maintain an allowance for loan and lease losses at a level that we believe is adequate to absorb specifically identified probable losses as well as any other losses inherent in our loan portfolio at a given date. While we strive to carefully monitor credit quality and to identify loans that may become nonperforming, at any time there are loans in the portfolio that could result in losses, but that have not been identified as nonperforming or potential problem loans. We cannot be sure that we will be able to identify deteriorating loans before they become nonperforming assets, or that we will be able to limit losses on those loans that have been identified. Changes in economic, operating and other conditions, including changes in interest rates, deteriorating values in underlying collateral (most of which consists of real estate), and the financial condition of borrowers, which are beyond our control, may cause our estimate of probable losses or actual loan losses to exceed our current allowance. In addition, the FDIC and the DFI, as part of their supervisory functions, periodically review our allowance for loan and lease losses. Such agencies may require us to increase our provision for loan and lease losses or to recognize further losses, based on their judgments, which may be different from those of our management. If our actual losses exceed the amount currently reserved, of if the FDIC or the DFI required us to increase the allowance, additional provisions to the allowance would be necessary which could have a material adverse effect on our profitability and capital levels.

Our use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral. In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property in the event of foreclosure.

We have informally agreed with our regulatory agencies to certain restrictions and/or notification requirements which could affect our ability to pay dividends and which require us to maintain a leverage capital ratio level which is higher than that required by standard regulations. The Bank has informally agreed with the FDIC and the DFI to (i) obtain the prior written consent of both agencies prior to paying any cash dividends to the Company, (ii) maintain a leverage capital ratio of at least 9%, (iii) notify the FDIC and the DFI prior to making any changes in the Bank’s senior management or Board of Directors, and (iv) develop an action plan to systematically reduce adversely classified assets. The Company has informally agreed with the Federal Reserve Bank of San Francisco (the “FRB”) to (i) take steps to ensure the Bank’s commitments listed above; (ii) notify the FRB prior to paying any dividends on our common stock, receiving dividends from the Bank, or making payments related to our subordinated debentures or trust preferred securities; and (iii) obtain the written approval of the FRB prior to incurring any new or increased debt or repurchasing shares of our common stock. We believe that the Bank and the Company are currently in substantial compliance with these informal agreements, although formal determinations of compliance can only be made by the regulatory authorities. If the regulatory authorities should subsequently determine that we are not in compliance, they could take additional action such as the issuance of a formal enforcement order.

Our expenses have increased and are likely to continue to increase as a result of higher FDIC insurance premiums. The FDIC, absent extraordinary circumstances, must establish and implement a plan to restore the deposit insurance reserve ratio to 1.35% of estimated insured deposits or the comparable percentage of the assessment base at any time that the reserve ratio falls below 1.35%. Recent bank failures have depleted the deposit insurance fund balance, which has been in a negative position since the end of 2009, and the FDIC currently has until September 30, 2020 to bring the reserve ratio back to the statutory minimum. The FDIC has stated that it expects insured institution failures to peak in 2010, which will result in continued charges against the Deposit Insurance Fund, and they have implemented a restoration plan that changes both its risk-based assessment system and its base assessment rates. As part of this plan, the FDIC adopted a final rule revising its risk-based assessment system, effective April 1, 2009. The changes to the assessment system involve adjustments to the risk-based calculation of an institution’s unsecured debt, secured liabilities and brokered deposits. The FDIC also imposed a special assessment in 2009 and required the prepayment of three years of FDIC insurance premiums at the end of 2009. The prepayments are designed to help address liquidity issues created by potential timing differences between the collection of premiums and charges against the DIF, but it is generally expected that assessment rates will continue to increase in the near term due to the significant cost of bank failures and the relatively large number of troubled banks. In addition, as with many institutions, our FDIC deposit insurance premiums have increased since the beginning of the recession due to the relative condition of the Bank. Any further significant premium increases or special assessments could have a material adverse effect on our financial condition and results of operations.

We may not be able to continue to attract and retain banking customers, and our efforts to compete may reduce our profitability. Competition in the banking industry in the markets we serve may limit our ability to continue to attract and retain banking customers. The banking business in our current and intended future market areas is highly competitive with respect to virtually all products and services. In California generally, and in our service areas specifically, branches of major banks dominate the commercial banking industry. Such banks have substantially greater lending limits than we have, offer certain services we cannot offer directly, and often operate with “economies of scale” that result in lower operating costs than ours on a per loan or per asset basis. We also compete with numerous financial and quasi-financial institutions for deposits and loans, including providers of financial services over the Internet. Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

In addition, with the increase in bank failures, customers increasingly are concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits in an effort to ensure that the amount they have on deposit with their bank is fully insured. Decreases in deposits may adversely affect our funding costs and net income. Ultimately, competition can and does increase our cost of funds, reduce loan yields and drive down our net interest margin, thereby reducing profitability. It can also make it more difficult for us to continue to increase the size of our loan portfolio and deposit base, and could cause us to rely more heavily on wholesale borrowings, which are generally more expensive than deposits.

If we are not able to successfully keep pace with technological changes affecting the industry, our business could be hurt. The financial services industry is constantly undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better service clients and reduce costs. Our future success depends, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands, as well as create additional efficiencies within our operations. Some of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients. Failure to successfully keep pace with technological change in the financial services industry could have a material adverse impact on our business and, in turn, on our financial condition and results of operations.

If our information systems were to experience a system failure or a breach in security, our business and reputation could suffer. We rely heavily on communications and information systems to conduct our business. The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. In addition, we must be able to protect our computer systems and network infrastructure against physical damage, security breaches and service disruption caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. We have protective measures in place to prevent or limit the effect of the failure, interruption or security breach of our information systems and will continue to implement security technology and monitor and update operational procedures to prevent such damage. However, if such failures, interruptions or security breaches were to occur, they could result in damage to our reputation, a loss of customer business, increased regulatory scrutiny, or possible exposure to financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We are subject to a variety of operational risks, including reputational risk, legal risk and compliance risk, and the risk of fraud or theft by employees or outsiders, which may adversely affect our business and results of operations. We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

If personal, non-public, confidential or proprietary information of customers in our possession were to be mishandled or misused, we could suffer significant regulatory consequences, reputational damage and financial loss. Such mishandling or misuse could include, for example, if such information were erroneously provided to parties who are not permitted to have the information, either by fault of our systems, employees, or counterparties, or where such information is intercepted or otherwise inappropriately taken by third parties.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions and our large transaction volume may further increase the risk that technical flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We also may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages, or natural disasters, disease pandemics or other damage to property or physical assets) which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that we (or our vendors’) business continuity and data security systems prove to be inadequate. The occurrence of any of these risks could result in a diminished ability of us to operate our business (for example, by requiring us to expend significant resources to correct the defect), as well as potential liability to clients, reputational damage and regulatory intervention, which could adversely affect our business, financial condition and results of operations, perhaps materially.

Recently enacted and potential further financial regulatory reforms could have a significant impact on our business, financial condition and results of operations. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) into law. The Dodd-Frank Act is expected to have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd-Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of business activities, require changes to certain business practices, impose more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. In particular, the potential impact of the Dodd-Frank Act on our operations and activities, both currently and prospectively, include, among others:

•	a reduction in the ability to generate or originate revenue-producing assets as a result of compliance with heightened capital standards;

•	increased cost of operations due to greater regulatory oversight, supervision and examination of banks and bank holding companies, and higher deposit insurance premiums;

•	the limitation on the ability to raise new capital through the use of trust preferred securities, as any new issuances of these securities will no longer be included as Tier 1 capital going forward;

•	a potential reduction in fee income due to limits on interchange fees applicable to larger institutions which could effectively reduce the fees we can charge; and

•	the limitation on the ability to expand consumer product and service offerings due to anticipated stricter consumer protection laws and regulations.

Further, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements under the Dodd-Frank Act, which may negatively impact results of operations and financial condition.

Additionally, we cannot predict whether there will be additional proposed laws or reforms that would affect the U.S. financial system or financial institutions, whether or when such changes may be adopted, how such changes may be interpreted and enforced or how such changes may affect us. However, the costs of complying with any additional laws or regulations could have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions. Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when collateral held by us cannot be liquidated at prices sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could adversely affect our business, financial condition or results of operations.

Our earnings are subject to interest rate risk. Banking companies’ earnings depend largely on the relationship between the cost of funds, primarily deposits and borrowings, and the yield on earning assets, such as loans and investment securities. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by the monetary policies of the Federal Reserve Board and the international interest rate environment, as well as by economic, regulatory and competitive factors which influence interest rates, the volume and mix of interest earning assets and interest bearing liabilities, and the level of nonperforming assets. Many of these factors are beyond our control. We are subject to interest rate risk to the degree that our interest bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than our interest earning assets. Fluctuations in interest rates also affect the demand of customers for our products and services.

Given the current volume, mix, and re-pricing characteristics of the Company’s interest earning assets and interest bearing liabilities, if interest rates were to increase by 100 basis points over the next 12 months, interest-earning assets would initially re-price more slowly than interest-bearing liabilities which could have a slight negative impact on our net interest margin, all else being equal. The more rates rise, however, the more asset-sensitive we become and the more the initial negative impact would be offset. If interest rates were to decline, rates on many of our deposits would hit natural floors of close to zero while asset yields would continue to decline, compressing our net interest margin and also creating a negative impact on net interest income. There are also scenarios where fluctuations in interest rates in either direction could have a more substantial negative effect on net income. For example, if funding rates rise faster than asset yields in a rising rate environment (i.e., if basis compression occurs), or if we do not actively manage certain loan index rates in a declining rate environment, we could be negatively impacted.

We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services. We believe that our continued growth and success depends in large part upon the skills of our management team and other key personnel. The competition for qualified personnel in the financial services industry is intense, and the loss of key personnel or an inability to continue to attract, retain or motivate key personnel could adversely affect our business. If we are not able to retain our existing key personnel or attract additional qualified personnel, our business operations would be hurt. Our President/Chief Executive Officer has been with us since the Bank’s inception in 1977. Although he is fully vested in his retirement benefits, he has informed us that he does not currently have any imminent plans for retirement. Our Executive Vice President/Chief Credit Officer and our Executive Vice President/Chief Financial Officer joined us in 2005 and 2001, respectively. Our Executive Vice President/Chief Banking Officer joined the Bank in 2001 and was promoted to his current position in 2006. None of our executive officers have employment agreements.

The value of securities in our investment securities portfolio may be negatively affected by continued disruptions in securities markets. The market for some of the investment securities held in our portfolio has been experiencing volatility and disruption for the last several years. These market conditions have affected and may further adversely affect the value of these securities, such as through reduced valuations because of the perception of heightened credit and liquidity risks. There can be no assurance that the declines in market value associated with these disruptions will not result in other-than-temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our results of operations and capital levels.

We are exposed to risk of environmental liabilities with respect to properties to which we obtain title. Approximately 76.8% of our loan portfolio at June 30, 2010 was secured by real estate. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business and prospects.

Risks Related to this Offering and our Common Stock

The market price of our common stock may decline after the offering. As the price per share at which we sell the common stock will likely be less than the market price of our common stock on the date the offering is consummated, some purchasers in the offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of our common stock in the offering will be able to sell shares after the offering at a price that is equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares in the offering and the timing of any sales of shares of common stock.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to sell shares of common stock at times or at prices you find attractive. The trading price of the shares of our common stock and the value of our other securities will depend on many factors which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities, and other factors identified elsewhere in this “Risk Factors” section. In addition, the stock market is subject to broad fluctuations that affect the market prices of the shares of many companies, including ours. Many of these factors are beyond our control. Among the factors that could affect our common stock price in the future are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	formal regulatory action against us;

•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	acquisitions of other banks or financial institutions, through FDIC-assisted transactions or otherwise;

•	actions by shareholders;

•	fluctuations in the stock price, trading volumes, and operating results of our competitors;

•	general market conditions and, in particular, developments related to the financial services industry;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us; and

•	domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility. As a result, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate more than usual with significant price variations occurring. The capital and credit markets have been experiencing volatility and disruption for several years, at times reaching unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. A significant decline in our stock price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

We may pursue additional capital in the future, which may not be available on acceptable terms or at all, could dilute the holders of our outstanding common stock, and may adversely affect the market price of our common stock. In the current economic environment, we believe it is prudent to consider alternatives for raising capital when opportunities to raise capital at attractive prices present themselves, in order to further strengthen our capital and better position ourselves to take advantage of opportunities that may arise in the future. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at the time, which are outside of our control, and our financial performance. We cannot assure you that such capital will be available to us on acceptable terms or at all. Any such capital raising alternatives could dilute the holders of our outstanding common stock, and may adversely affect the market price of our common stock and our performance measures such as earnings per share.

The Company relies heavily on the payment of dividends from the Bank. Other than $1.6 million in cash available at the holding company level at September 30, 2010, our ability to meet debt service requirements and to pay dividends depends on the Bank’s ability to pay dividends to us, as we have no other source of significant income. However, the Bank is subject to regulations limiting the amount of dividends it may pay to us. For example, the payment of dividends by the Bank is affected by the requirement to maintain adequate capital pursuant to the capital adequacy guidelines issued by the Federal Deposit Insurance Corporation. All banks and bank holding companies are required to maintain a minimum ratio of qualifying total capital to total risk-weighted assets of 8.0%, at least one-half of which must be in the form of Tier 1 capital, and a ratio of Tier 1 capital to average adjusted assets of 4.0% and the Bank has informally agreed with the FDIC and the DFI to maintain a leverage capital ratio of at least 9%. If (i) any of these required ratios are increased; (ii) the total of risk-weighted assets of the Bank increases significantly; and/or (iii) the Bank’s income decreases significantly, the Bank’s Board of Directors may decide or be required to retain a greater portion of the Bank’s earnings to achieve and maintain the required capital or asset ratios. This will reduce the amount of funds available for the payment of dividends by the Bank to us. The Bank has also informally committed to the FDIC and the DFI that it will obtain the prior written consent of both agencies prior to paying any cash dividends, although the Company believes it has sufficient cash on hand to cover anticipated expenses and dividend payments to shareholders through the end of 2010 without supplemental dividends from the Bank. Further, in some cases, the Federal Reserve Board could take the position that it has the power to prohibit the Bank from paying dividends if, in its view, such payments would constitute unsafe or unsound banking practices. The Bank’s ability to pay dividends to us is also limited by the California Financial Code. Whether dividends are paid and their frequency and amount will also depend on the financial condition and performance, and the discretion of the Board of Directors of the Bank. Information concerning the Company’s dividend policy and historical dividend practices is set forth below under “Dividend Policy.” However, no assurance can be given that our future performance will justify the payment of dividends in any particular year.

You may not be able to sell your shares at the times and in the amounts you want if the trading market for our stock is not active. Although our stock has been listed on NASDAQ for many years, trading in our stock does not consistently occur in high volumes and cannot be characterized as amounting to an active trading market. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that shareholders will be able to sell their shares at or above the price offered by this prospectus.

Your investment may be diluted because of the ability of management to offer stock to others and stock options. The shares of our common stock do not have preemptive rights. This means that you may not be entitled to buy additional shares if shares are offered to others in the future. We are authorized to issue 24,000,000 shares of common stock, and as of September 30, 2010 we had 11,650,741 shares of our common stock outstanding. Except as described in “Plan of Distribution” and certain limitations imposed by NASDAQ, nothing restricts management’s ability to offer additional shares of stock for fair value to others in the future. The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or from the perception that such sales could occur. Further, any issuances of common stock would dilute our shareholders’ ownership interests and may dilute the per share book value of our common stock. In addition, when our directors, executive officers and key employees exercise any of their stock options, your ownership in the Company will be diluted. As of September 30, 2010, there were outstanding options to purchase an aggregate of 658,708 shares of our common stock with an average exercise price of $15.20 per share. At the same date there were an additional 1,201,400 shares available for grant under our 2007 Stock Incentive Plan.

Our management will have broad discretion in allocating all of the proceeds of the offering. We intend to use the net proceeds from this offering for general corporate and working capital purposes; to provide flexibility with respect to possible selective asset dispositions, and to support further growth, which may include, among other things, support of organic and opportunistic acquisition-based growth. Subject to the requirements of safe and sound banking practices, our management will have broad discretion in determining specific uses of the offering proceeds. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Our failure to use the net proceeds of this offering effectively could have an adverse effect on our business, financial condition and results of operations.

Shares of our preferred stock issued in the future could have dilutive and other effects. Shares of our preferred stock eligible for future issuance and sale could have a dilutive effect on the market for shares of our common stock. Our Articles of Incorporation authorize us to issue 10,000,000 shares of preferred stock, none of which is presently outstanding. Although our Board of Directors has no present intent to authorize the issuance of shares of preferred stock, such shares could be authorized in the future. If such shares of preferred stock are made convertible into shares of common stock, there could be a dilutive effect on the shares of common stock then outstanding. In addition, shares of preferred stock may be provided a preference over holders of common stock upon our liquidation or with respect to the payment of dividends, in respect of voting rights or in the redemption of our common stock. The rights, preferences, privileges and restrictions applicable to any series or preferred stock would be determined by resolution of our Board of Directors.

The holders of our debentures have rights that are senior to those of our shareholders. In 2004 we issued $15,464,000 of junior subordinated debt securities due March 17, 2034 and in 2006 we issued an additional $15,464,000 of junior subordinated debt securities due September 23, 2036 in order to raise additional regulatory capital. These junior subordinated debt securities are senior to the shares of our common stock. As a result, we must make interest payments on the debentures before any dividends can be paid on our common stock, and in the event of our bankruptcy, dissolution or liquidation, the holders of the debt securities must be paid in full before any distributions may be made to the holders of our common stock. In addition, we have the right to defer interest payments on the junior subordinated debt securities for up to five years, during which time no dividends may be paid to holders of our common stock. In the event that the Bank is unable to pay dividends to us, then we may be unable to pay the amounts due to the holders of the junior subordinated debt securities and, thus, we would be unable to declare and pay any dividends on our common stock.

Our directors and executive officers control a large amount of our stock, and your interests may not always be the same as those of the board and management. As of September 30, 2010, our directors and executive officers together with their affiliates beneficially owned approximately 17% of the Company’s outstanding voting stock (not including vested option shares). As a result, if all of these shareholders were to take a common position, they might be able to affect the election of directors as well as the outcome of corporate actions requiring shareholder approval, such as the approval of mergers or other business combinations. Such concentration may also have the effect of delaying or preventing a change in control of our company. In some situations, the interests of our directors and executive officers may be different from the shareholders. However, our directors and executive officers have a fiduciary duty to act in the best interest of the shareholders, rather than in their own best interests, when considering a proposed business combination or any of these types of matters.

Provisions in our articles of incorporation could delay or prevent changes in control of our corporation or our management. Our articles of incorporation contain provisions for staggered terms of office for members of the board of directors; no cumulative voting in the election of directors; and the requirement that our board of directors consider the potential social and economic effects on our employees, depositors, customers and the communities we serve as well as certain other factors, when evaluating a possible tender offer, merger or other acquisition of the Company. These provisions make it more difficult for another company to acquire us, which could cause our shareholders to lose an opportunity to be paid a premium for their shares in an acquisition transaction, and reduce the current and future market price of our common stock.

USE OF PROCEEDS

We anticipate that net proceeds from the sale of the 2,325,000 shares of common stock offered hereby will be $22,003,750, after deducting the placement agent’s fees and estimated offering expenses. We currently intend to use the net proceeds from the sale of the common stock offered hereby for working capital and general corporate purposes, which may include, but not be limited to, investments in the Bank for regulatory capital purposes, funding asset growth, providing increased flexibility with respect to possible selective asset dispositions, and financing possible mergers or acquisitions. We have not identified any specific asset dispositions or merger or acquisition opportunities at this time.

While we have estimated the particular uses for the net proceeds of this offering, we cannot specify these uses with certainty. Accordingly, our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management with regard to the use of these net proceeds.

DIVIDEND POLICY

Shareholders are entitled to receive dividends only when and if declared by our Board of Directors. No assurance can be given that our earnings will permit the payment of dividends of any kind in the future. During the first six months of 2010 we paid cash dividends totaling $1.4 million, or $0.12 per share, representing 29% of net earnings during the same period. We paid cash dividends totaling $4.1 million, or $0.40 per share in 2009, and $6.5 million, or $0.68 per share in 2008, representing 46% of annual net earnings for dividends paid in 2009 and 49% in 2008. Our general dividend policy is to pay cash dividends within the range of typical peer payout ratios, provided that such payments do not adversely affect our financial condition and are not overly restrictive to our growth capacity. In an effort to conserve capital in an uncertain environment, our quarterly per-share dividend was reduced in 2009 and was lowered again for the dividends declared in 2010, and no assurance can be given that earnings and/or growth in any given year will justify the continued payment of a cash dividend or at any particular level. We have informally committed to notify the Federal Reserve Bank of San Francisco prior to the payment of any cash dividends or other capital distributions.

As a bank holding company that currently has no significant assets other than our equity interest in Bank of the Sierra, our ability to declare dividends depends primarily upon cash on hand at the holding company and on dividends we receive from the Bank. The Bank’s dividend practice, like our dividend practice, will depend upon its earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Bank’s Board of Directors at the time.

As a California state-chartered bank, the Bank's ability to pay dividends is subject to restrictions set forth in the California Financial Code. Under the Financial Code, the Bank is allowed to declare a cash dividend out of its net profits up to the lesser of its retained earnings or its net income for the last three fiscal years (less any distributions made to shareholders during such period), or, with the prior written approval of the Department of Financial Institutions in an amount not exceeding the greatest of (i) its retained earnings, (ii) its net income for its last fiscal year, or (iii) its net income for its current fiscal year. The payment of any cash dividends by the Bank will depend not only upon the Bank’s earnings during a specified period, but also on the Bank meeting certain regulatory capital requirements. The Bank has also informally committed to the FDIC and the DFI that it will obtain the prior written consent of both agencies prior to paying any cash dividends, although the Company believes it has sufficient cash on hand to cover anticipated expenses and dividend payments to shareholders through the end of 2010 without supplemental dividends from the Bank.

Sierra Bancorp’s ability to pay dividends is also limited by state corporation law. The California General Corporation Law prohibits Sierra Bancorp from paying dividends on its common stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend, or (ii) immediately after giving effect to the dividend the sum of Sierra Bancorp’s assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities and the current assets of Sierra Bancorp would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense of the two preceding fiscal years was less than the average of its interest expense of the two preceding fiscal years, at least equal to 125% of its current liabilities.

We have issued and outstanding $15,464,000 of junior subordinated debt securities due March 13, 2034 and $15,464,000 of junior subordinated debt securities due September 23, 2036. The indenture pursuant to which these debt securities were issued provides that we must make interest payments on the debentures before any dividends can be paid on our capital stock and in the event of our bankruptcy, dissolution or liquidation, the holders of the debt securities must be paid in full before any distributions may be made to the holders of our capital stock. In addition, we have the right to defer interest payments on the junior subordinated debt securities for up to five years, during which time no dividends may be paid to holders of our capital stock.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 24,000,000 shares of common stock, no par value, and 10,000,000 shares of serial preferred stock, no par value. Please refer to “Description of Common Stock” in the accompanying prospectus and the documents incorporated by reference herein for a summary description of our common stock being offered hereby.

The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services.

PLAN OF DISTRIBUTION

We are offering the shares of our common stock through a placement agent. Subject to the terms and conditions contained in the placement agency agreement, dated October 13, 2010, Keefe, Bruyette & Woods, Inc. has agreed to act as the placement agent for the sale of an aggregate of 2,325,000 shares of our common stock. The placement agent is not purchasing or selling any shares by this prospectus supplement or the accompanying prospectus, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of shares, but has agreed to use reasonable efforts to arrange for the sale of 2,325,000 shares.

The placement agency agreement provides that the obligations of the placement agent and the investors are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of customary legal opinions, letters and certificates.

We anticipate that common stock will be sold in this offering primarily to institutional investors. A purchaser of common stock who is considered to be an affiliate of the Company may be deemed to be an “underwriter” of those securities under the Securities Act in making re-offers and sales of common stock. Investors who could be considered affiliates of the Company should consult their legal advisers as to the consequences of being deemed an “underwriter.”

We will enter into purchase agreements with investors in connection with this offering. We reserve the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All funds from any rejected subscription will be returned immediately by us to the applicable investor, without deductions and without interest.

The shares of common stock sold in this offering will be listed on the NASDAQ Global Select Market. We expect that the shares of common stock will be delivered only in book-entry form through The Depository Trust Company, New York, New York.

Confirmations and copies of this prospectus supplement and the accompanying prospectus will be distributed to all investors who agree to purchase the common stock, informing investors of the closing date as to such shares. We currently anticipate that closing of the sale of 2,325,000 shares of common stock will take place on or about October 19, 2010. Investors will also be informed of the date and manner in which they must transmit the purchase price for their shares.

On the scheduled closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price; and

•	Keefe, Bruyette & Woods, Inc. will receive the placement agent’s fee in accordance with the terms of the placement agency agreement.

We and our executive officers and directors, have entered into lock-up agreements with the placement agent. Under these agreements, we and each of these persons may not, without the prior written approval of the placement agent, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days from the date of the placement agency agreement. At any time and without public notice, the placement agent may, in its sole discretion, release all or some of the securities from these lock-up agreements.

We will pay the placement agent an aggregate commission equal to four and one-half percent (4 1/2%) of the proceeds received by us from the sale of shares of common stock in the offering. We will also reimburse the placement agent for its reasonable out-of-pocket fees and expenses incurred by it in connection with this offering. The estimated offering expenses payable by us, in addition to the placement agent’s fee, are approximately $200,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

We have agreed to indemnify the placement agent and its affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the placement agent and its affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

The placement agent and its affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees. The placement agent and its affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

The placement agency agreement will be included as an exhibit to our Current Report on Form 8-K that we will file with the SEC in connection with the public announcement of this offering.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation and Bylaws provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Our Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

Our Bylaws provide that we shall to the maximum extent permitted by law, have the power to indemnify its directors, officers and employees. Our Bylaws also provide that we shall have the power to purchase and maintain insurance covering our directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not we would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of our Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

The validity of, and certain legal matters regarding, the common stock offered hereby will be passed upon for us by King, Holmes, Paterno & Berliner LLP. Certain legal matters will be passed upon for the placement agent by Graham & Dunn PC.

EXPERTS

The consolidated financial statements of Sierra Bancorp as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the reports of Vavrinek, Trine, Day & Co., LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

Common Stock

Preferred Stock

Warrants

Sierra Bancorp (the “Company”) may offer, issue and sell from time to time, together or separately, (i) shares of our common stock, (ii) shares of our preferred stock, which we may issue in one or more series, and (iii) warrants to purchase our common stock or preferred stock, up to a maximum aggregate offering price of $100,000,000.

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision. Our common stock is listed on the NASDAQ Global Market under the symbol “BSRR.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus.

Investing in our securities involves risks. You should carefully consider the risk factors referred to on page 3 of this prospectus and set forth in the documents incorporated by reference herein before making any decision to invest in our securities.

None of the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) or any state securities commission or any other federal or state bank regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Securities offered by this prospectus are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the FDIC, the Bank Insurance Fund or any other government agency.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that contains a description of those securities.

The date of this prospectus is July 28, 2010

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by our company or any other person.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company or that information contained herein or in the documents incorporated by reference herein is correct as of any time subsequent to the date hereof or thereof, as the case may be.

i

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of each of the securities we may offer. Each time we offer and sell any of these securities, we will provide a prospectus supplement that contains specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and each prospectus supplement, you should rely on the information in that prospectus supplement. Before purchasing any of our securities, you should carefully read both this prospectus and each applicable prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any prospectus supplement. This prospectus and any prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate on any date subsequent to the date set forth on the front of such document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any prospectus supplement is delivered or securities are sold on a later date.

Unless otherwise stated or the context otherwise requires, all references to “Sierra Bancorp,” “the Company,” “we,” “our,” “us” and similar terms refer to Sierra Bancorp and its consolidated subsidiary, except that such terms refer to only Sierra Bancorp and not its consolidated subsidiary in the sections entitled “Description Common Stock,” “Description of Preferred Stock” and “Description of Warrants.”

ABOUT SIERRA BANCORP

Sierra Bancorp, headquartered in Porterville, California, is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was incorporated in November 2000 and acquired all of the outstanding shares of Bank of the Sierra (the “Bank”) in August 2001.

Our principal executive offices are located at 86 North Main Street, Porterville, California 93257 and our telephone number is (559) 782-4900. Our internet website address is www.sierrabancorp.com. Except for documents specifically incorporated by reference into this prospectus, the information contained in, or that can be accessed through, our website is not a part of this prospectus or any prospectus supplement.

At June 30, 2010, the Company had consolidated assets of $1.3 billion, deposits of $1.1 billion and shareholders’ equity of $140 million. The Company’s liabilities include $30 million in debt obligations due to Sierra Statutory Trust II and Sierra Capital Trust III, related to trust preferred securities issued by those entities. References herein to the “Company” include Sierra Bancorp and its consolidated subsidiary, unless the context indicates otherwise.

The Bank is a California state-chartered bank with deposits insured by the Federal Deposit Insurance Corporation (“FDIC”). The Bank is subject to examination and regulation by the California Department of Financial Institutions (“DFI”) and the FDIC. In addition, while the Bank is not a member of the Federal Reserve System, it is subject to certain regulations of the Federal Reserve Board. The Bank was incorporated in September 1977 and opened for business in January 1978, and has grown to be the largest independent bank headquartered in the South San Joaquin Valley.

Our growth has primarily been organic, but includes the acquisition of Sierra National Bank in 2000. The Bank is a multi-community financial institution that offers a full range of retail and commercial banking services, primarily in the central and southern sections of the San Joaquin Valley. On the southern end, our footprint extends east through the Tehachapi plateau and into the northwestern tip of the Mojave Desert. We currently operate 25 full service branch offices throughout this geographic footprint, as well as an internet branch which provides the ability to open deposit accounts online at the Bank’s web-site, www.bankofthesierra.com.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This prospectus, any accompanying prospectus supplements and the documents incorporated by reference in this prospectus contain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “would,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” or the negative such terms and other similar words and expressions of future intent. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Such risks and uncertainties and other factors include, but are not limited to adverse developments or conditions related to or arising from:

•	significant volatility and deterioration in the credit and financial markets; and adverse changes in general economic conditions;

•	fluctuations in interest rates;

•	deterioration in asset or credit quality;

•	the potential for formal regulatory action against us;

•

the effects of the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act, the Troubled Asset Relief Program (TARP) and any changes or amendments thereto, and the pending Dodd-Frank Wall Street Reform and Consumer Protection Act;

•	the availability of capital;

•	the impact of any goodwill impairment that may be determined;

•	acquisitions of other banks, if any;

•	the soundness of other financial institutions;

•	expansion into new market areas;

•	environmental conditions, including natural disasters, which may disrupt our business, our operations or our borrowers;

•	competitive pressures;

•	changes in laws, regulations, and accounting rules, or their interpretations; any legislative or judicial actions and developments against us; and

•

general economic or business conditions in California and other regions where the Bank has operations, including, but not limited to, adverse changes in economic conditions resulting from a prolonged economic downturn; and

•	other risks that are described in our public filings with the SEC.

These factors and the risk factors referred to in our Annual Report on Form 10-K for the year ended December 31, 2009 could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, and you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and we do not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

These factors include, but are not limited to, those which may be set forth in any accompanying prospectus supplement and those included in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, and other factors described in our periodic reports filed from time to time with the SEC.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2009, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus much of the information that we file with the SEC. This means that we can disclose important information to you by referring you to another document without restating the information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus from the date we file that document. Any information filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or previously incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information that we previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 12, 2010.

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, filed on May 6, 2010.

•	Our Current Reports on Form 8-K, filed January 26, April 19, June 2, June 16, and July 20, 2010.

These documents contain important information about our business and our financial performance.

We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on or after the date of the filing of the registration statement and prior to the termination of the offering (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Securities Exchange Act). Our future filings with the SEC will automatically update and supersede any inconsistent information in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information or documents that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address and telephone number:

Kenneth R. Taylor

Chief Financial Officer

Sierra Bancorp

86 North Main Street

Porterville, California 93257

(559) 782-4900

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov and our website: www.sierrabancorp.com (the other information contained in, or that can be accessed through, our website is not a part of this prospectus or any prospectus supplement).

We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the SEC with respect to the securities to be sold hereunder. This prospectus has been filed as part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copy as set forth above.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, we expect to use the net proceeds from the sale of our securities to increase our capital and for general corporate purposes, including enabling our subsidiary, Bank of the Sierra, to continue to maintain a leverage capital ratio of at least 9% which the Bank has informally committed to the FDIC and the Department of Financial Institutions to do. General corporate purposes may also include repayment of debt, additions to working capital, capital expenditures, investments in our subsidiaries, possible acquisitions and the repurchase, redemption or retirement of securities, including shares of our common or preferred stock. The net proceeds may be temporarily invested in interest bearing accounts or short-term, interest bearing securities or applied to repay short-term or revolving debt prior to use.

Based upon our historical and anticipated future growth and our financial needs, we may engage in additional financings of a character and amount that we determine as the need arises.

RATIO OF EARNINGS TO FIXED CHARGES

The table below contains our consolidated ratio of earnings to fixed charges for each of the periods indicated (dollar amounts in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	8.44	6.27	5.46	3.94	4.27	4.13	6.22
Including interest on deposits	2.39	1.89	1.78	1.81	2.01	2.16	2.82

We computed the ratio of earnings to fixed charges by dividing earnings from continuing operations by fixed charges. For purposes of computing this ratio, “earnings” consist of income before provision for income taxes, fixed charges and cumulative effect of changes in accounting principles. “Fixed charges,” excluding interest on deposits, include interest expense (other than on deposits), interest expense on federal funds purchased and securities sold under repurchase agreements, and all other interest expense. “Fixed charges,” including interest on deposits, include all interest expense, interest expense on federal funds purchased and securities sold under repurchase agreements.

DESCRIPTION OF COMMON STOCK

The following is a description of our common stock and certain provisions of our Articles of Incorporation and Bylaws and certain provisions of applicable law. The following is only a summary and is qualified by applicable law and by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed with the SEC and are also available upon request from us.

General

We are authorized to issue twenty-four million (24,000,000) shares of common stock, without par value. As of June 30, 2010 we had 11,649,441 shares of our common stock outstanding. As of that same date there were options outstanding to purchase an aggregate of 677,788 shares of our common stock and an additional 1,090,500 shares available remaining for grant under our 2007 Stock Incentive Plan.

The shares of common stock:

•	are not deposit accounts and are subject to investment risk;

•	are not insured or guaranteed by the FDIC or any other government agency; and

•	are not guaranteed by Sierra Bancorp or Bank of the Sierra.

Voting Rights

All voting rights are vested in the holders of our common stock. Each shareholder is entitled to one vote per share on any issue requiring a vote at any meeting, and will be entitled to participate in any liquidation, dissolution, or winding up on the basis of his or her pro rata share holdings. Shareholders are not entitled to cumulative voting on the election of directors.

Dividends

Shareholders are entitled to receive dividends only when and if declared by our Board of Directors. No assurance can be given that Sierra Bancorp’s earnings will permit the payment of dividends of any kind in the future. During the first six months of 2010 the Company paid cash dividends totaling $1.4 million, or $0.12 per share, representing 29% of net earnings during the same period. The Company paid cash dividends totaling $4.1 million, or $0.40 per share in 2009, and $6.5 million, or $0.68 per share in 2008, representing 46% of annual net earnings for dividends paid in 2009 and 49% in 2008. The Company’s general dividend policy is to pay cash dividends within the range of typical peer payout ratios, provided that such payments do not adversely affect the Company’s financial condition and are not overly restrictive to its growth capacity. In an effort to conserve capital in an uncertain environment, our quarterly per-share dividend was reduced in 2009 and was lowered again for the dividends declared in 2010, and no assurance can be given that earnings and/or growth in any given year will justify the continued payment of a cash dividend. The Company has informally committed to notify the Federal Reserve Bank of San Francisco prior to the payment of any cash dividends or other capital distributions.

As a bank holding company that currently has no significant assets other than our equity interest in Bank of the Sierra, our ability to declare dividends depends primarily upon cash on hand at the holding company and on dividends we receive from Bank of the Sierra. The dividend practice of Bank of the Sierra, like our dividend practice, will depend upon its earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Bank of the Sierra’s Board of Directors at the time.

As a California state-chartered bank, the ability of Bank of the Sierra to pay dividends is subject to restrictions set forth in the California Financial Code. Under the Financial Code, Bank of the Sierra is allowed to declare a cash dividend out of its net profits up to the lesser of its retained earnings or its net income for the last three fiscal years (less any distributions made to shareholders during such period), or, with the prior written approval of the Department of Financial Institutions in an amount not exceeding the greatest of (i) its retained earnings, (ii) its net income for its last fiscal year, or (iii) its net income for its current fiscal year. The payment of any cash dividends by the Bank will depend not only upon the Bank’s earnings during a specified period, but also on the Bank meeting certain regulatory capital requirements. The Bank has also informally committed to the FDIC and the DFI that it will obtain the prior written consent of both agencies prior to paying any cash dividends, although the Company has sufficient cash on hand to cover anticipated expenses and dividend payments to shareholders through the end of 2010 without supplemental dividends from the Bank.

Sierra Bancorp’s ability to pay dividends is also limited by state corporation law. The California General Corporation Law prohibits Sierra Bancorp from paying dividends on its common stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend, or (ii) immediately after giving effect to the dividend the sum of Sierra Bancorp’s assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities and the current assets of Sierra Bancorp would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense of the two preceding fiscal years was less than the average of its interest expense of the two preceding fiscal years, at least equal to 125% of its current liabilities.

We have issued and outstanding $15,464,000 of junior subordinated debt securities due March 13, 2034 and $15,464,000 of junior subordinated debt securities due September 23, 2036. The indenture pursuant to which these debt securities were issued provides that we must make interest payments on the debentures before any dividends can be paid on our capital stock and in the event of our bankruptcy, dissolution or liquidation, the holder of the debt securities must be paid in full before any distributions may be made to the holders of our capital stock. In addition, we have the right to defer interest payments on the junior subordinated debt securities for up to five years, during which time no dividends may be paid to holders of our capital stock.

Miscellaneous

Our common stock has no conversion or redemption rights or sinking fund provisions applicable to it. Our common stock does not have preemptive rights; therefore, future shares of common stock may be offered to the investing public or to existing shareholders, in the discretion of our Board of Directors, and existing shareholders will not have the right to maintain their current percentage ownership in our common stock.

DESCRIPTION OF PREFERRED STOCK

We are authorized to issue ten million (10,000,000) shares of preferred stock but do not currently have any shares of preferred stock outstanding. Our Board of Directors has the authority, without further action by the shareholders, to issue such preferred stock in one or more series and to fix the number of shares, dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking funds, and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock.

Prior to the issuance of a new series of preferred stock, we will file a Certificate of Determination with the California Secretary of State, designating the number of shares of that series and the terms of that series. Each series of preferred stock that we issue will constitute a separate class of stock. The issuance of any preferred stock could adversely affect the rights of the holders of our common stock and, therefore, reduce the value of the common stock. The ability of our Board of Directors to issue preferred stock could discourage, delay or prevent a takeover or other corporate action.

If and when we offer to sell shares of preferred stock, we will describe the specific terms of the offering and the preferred shares in a supplement to this prospectus. The prospectus supplement will also indicate whether the terms and provisions described in this prospectus apply to any particular series of preferred stock.

If we offer shares of preferred stock in the future, we will fix the designations, voting powers, preferences and rights of the preferred stock of each series, as well as the qualifications, limitations or restrictions thereof, in the Certificate of Determination or amendment to our Articles of Incorporation relating to that class or series. Such designations, voting powers, preferences, rights, qualifications, limitations and restrictions will describe the rights of such shares or preferred stock relative to any shares of preferred stock previously issued by us that are then outstanding. We will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of any Certificate of Determination that describes the terms of the series of preferred stock we are offering before the issuance of that series of preferred stock. In addition, the prospectus supplement relating to a particular series of preferred stock will contain a description of the specific terms of that series. This description will include:

•	the title and stated value;

•	the number of shares we are offering;

•	the liquidation preference per share;

•	the purchase price;

•	the dividend rate, period and payment date and method of calculation for dividends;

•	whether dividends will be cumulative or noncumulative and, if cumulative, the date from which dividends will accumulate;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preferred stock on any securities exchange or market;

•	voting rights, if any, of the preferred stock;

•	preemptive rights, if any;

•	conversion or exchange rights, if any;

•	restrictions on transfer, sale or other assignment, if any;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material U.S. Federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

•

any limitations on the issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

The description of the terms of a particular series of preferred shares in the applicable prospectus supplement will not be complete. You should refer to the applicable Certificate of Determination for complete information regarding a series of preferred stock.

The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the applicable prospectus supplement, each series of preferred stock will, upon issuance, rank senior to the common stock and on a parity in all respects with each other outstanding series of preferred shares. The rights of the holders of our preferred stock will be subordinate to those of our general creditors.

The rights of holders of any series or class of outstanding preferred stock may, subject to the provisions governing such outstanding preferred stock, be adversely affected in the future by the rights of holders of any new shares of preferred stock that may be issued by us in the future. Our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purposes, including issuance in connection with a shareholders’ rights plan or with terms that may discourage a change in control of our company.

DESCRIPTION OF WARRANTS

General

We may issue, together with other securities or separately, warrants to purchase shares of our common stock or preferred stock. We may issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the applicable prospectus supplement. The warrant agent would act solely as our agent in connection with the warrants of the series being offered and would not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

This section, along with the description in the applicable prospectus supplement, is a summary of certain provisions of the forms of warrant agreements and warrant certificates and is not complete. We urge you to read any applicable warrant agreements and warrant certificates, because those documents, and not these descriptions, define your rights as a holder of warrants. We will file copies of the forms of the warrant agreements and warrant certificates as exhibits to the Registration Statement of which this prospectus is a part or an amendment thereto or as exhibits to a Current Report on Form 8-K.

The prospectus supplement accompanying this prospectus relating to any warrants we offer will include specific terms relating to the offering, including, among others:

•	the title and the aggregate number of warrants;

•	the securities for which each warrant is exercisable;

•	the date or dates on which the right to exercise such warrants commence and expire;

•	the price or prices at which such warrants are exercisable;

•	the currency or currencies in which such warrants are exercisable;

•	the periods during which and places at which such warrants are exercisable;

•	the terms of any mandatory or optional call provisions;

•	the price or prices, if any, at which the warrants may be redeemed at the option of the holder or will be redeemed upon expiration;

•	the identity of the warrant agent; and

•	the exchanges, if any, on which such warrants may be listed.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding-up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder thereof to purchase for cash the amount of shares of common stock or preferred stock at the exercise price as will in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as set forth in the applicable prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Enforceability of Rights of Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, that holder’s warrant(s).

PLAN OF DISTRIBUTION

We may sell the securities in any one or more of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	to dealers;

•	through underwriters, brokers or dealers; or

•	through a combination of any of these methods of sale.

Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement that contains the specific terms of the offering. We will set forth the terms of the offering of securities in a prospectus supplement, including:

•	the name or names of any underwriters, dealers, or agents and the type and amounts of securities underwritten or purchased by each of them;

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any delayed delivery arrangements.

The offer and sale of the securities described in this prospectus by us, the underwriters, or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) of the Securities Act of 1933.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of our securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. Underwriters, dealers and agents may engage in transactions with us, or perform services for us in the ordinary course of business.

Unless otherwise specified in the related prospectus supplement, each series of securities will be a new issue with no established trading market, other than the common stock which is listed on the Nasdaq Global Select Market. Any common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq Global Select Market, subject to official notice of issuance, unless the Company’s issued and outstanding common stock at the date of the prospectus supplement is listed on another exchange. We may elect to list any series of preferred stock on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, any series of preferred stock.

We may authorize underwriters, dealers, or agents to solicit offers by certain purchasers to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates in connection with those derivatives then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

To comply with applicable state securities laws, the securities offered by this prospectus will be sold, if necessary, in such jurisdictions only through registered or licensed brokers or dealers. In addition, securities may not be sold in some states unless they have been registered or qualified for sale in the applicable state or they are in compliance with an available exemption from the registration or qualification requirement.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters with respect to the securities being offered by this prospectus will be passed upon for us by King, Holmes, Paterno & Berliner LLP, counsel to Sierra Bancorp. Any underwriters will be represented by their own legal counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Sierra Bancorp as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the reports of Vavrinek, Trine, Day & Co., LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

2,325,000 Shares

Common Stock

Prospectus Supplement

Placement Agent

Keefe, Bruyette & Woods, Inc.